SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: July 5, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 5, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

July 5, 2005

INTEGRATED DEVELOPMENT PLAN FOR IVANHOE’S OYU TOLGOI
COPPER-GOLD MINE EXPECTED IN EARLY SEPTEMBER

SIGNIFICANT PROGRESS BEING MADE ON STABILITY AGREEMENT

ULAANBAATAR, MONGOLIA — Ivanhoe Mines Chairman Robert Friedland and President John Macken announced today that the company now expects to be in a position to finalize and release its new, independent Integrated Development Plan (IDP) for the Oyu Tolgoi copper and gold project in Mongolia in early September, 2005, following in-depth briefings and consultation with relevant ministries of the Government of Mongolia.

Ivanhoe had expected to receive and release the IDP for Oyu Tolgoi before the end of the second quarter of 2005. The recent discovery of extensive, high-grade copper and gold mineralization during drilling into the deeper portions of the Hugo North Deposit has provided an opportunity to re-engineer the planned, initial block-cave mining operation, which now will be deeper and larger than was originally planned. Ivanhoe’s engineering consultants are optimizing the initial underground block-cave mine production schedules and other aspects of the design to yield benefits that include increasing the peak production rate to 100,000 tonnes of ore per day. Open-pit mining will be configured around the underground production plan to provide a sustained, total throughput of between 140,000 and 160,000 tonnes of ore per day. The capital and operating cost estimates required for the IDP can be completed once the final plans are developed.

The IDP, based on the independent resource estimate prepared by AMEC and released in May, 2005, and an assumed mine life of approximately 40 years, will provide an informative summary of the future development of the Oyu Tolgoi Project. The recent discovery of significant additional high-grade mineralization in the open-ended Hugo Far North Discovery has extended the Hugo North deposit by at least 450 metres beyond the northern limit used in the May, 2005, AMEC estimate. The expected mine life and/or production rates at Oyu Tolgoi could be significantly increased if further drilling succeeds in converting the new mineralization into resources.

The IDP is being prepared by an integrated engineering team of AMEC Americas Limited, of Vancouver, Canada; Ausenco International Pty. Ltd., of Perth, Australia; the Mining Group of GRD Minproc Limited, of Perth; and McIntosh Engineering Inc., of Tempe, Arizona, USA. Other Perth-based consultants providing their expertise and input are SRK Consultants and Aquaterra Consulting Pty. Ltd.

STABILITY AGREEMENT UPDATE

Mr. Friedland and Mr. Macken also announced that significant progress has been made recently by Ivanhoe and the relevant Mongolian Government ministry toward reaching a suitable arrangement to address Oyu Tolgoi’s short-term and long-term electrical power requirements. An agreement on electrical power is the last significant issue to be settled before a long-term Special Stability Agreement for Oyu Tolgoi can be finalized between Ivanhoe and the Government of Mongolia. Ivanhoe has noted a Bloomberg news service report April 28th in which Mongolia’s Prime Minister Tsakhya Elbegdorj stated in an interview that stability agreements could be signed by the end of this summer with mining companies, including Ivanhoe, planning to invest in the development of coal, copper and other mineral resources near Mongolia’s border with China.

SHAFT NO. 1 UPDATE

To bring the underground resources of the Hugo Dummett Deposit into a proven and probable reserve category for feasibility purposes, actual underground development and characterization is required. This will be accomplished by the planned, 1,300-metre-deep Shaft No. 1, currently being developed by the Redpath Group of North Bay, Ontario, Canada, and subsequent development of horizontal accesses to the high-grade mineralization. When completed, the shaft will provide access to the Hugo North and Hugo South portions of the deposit to enable completion of detailed feasibility studies, further resource delineation drilling and rock-characterization work. The target completion date for Shaft No. 1 is early 2007, with underground drifting and drilling planned for Hugo North in 2007 and early 2008, and in Hugo South in 2009 and 2010 (see www.ivanhoemines.com for a progress update with recent photographs of Shaft No. 1).

In response to growing interest by international institutional investors, Ivanhoe is arranging a number of site visits to the Oyu Tolgoi project during August, September and October specifically to meet their requirements. Roger Walsh, Ivanhoe’s newly appointed Vice-President, Corporate Development, is coordinating itineraries and may be telephoned at 1 604 331 8604 in Vancouver, Canada.

William Hogg, CPEng., MIEAust, Ivanhoe Mines Project Manager, a qualified person as defined by NI 43-101, supervised the preparation of the technical information in this release.

Ivanhoe has a 100% interest in the Oyu Tolgoi Project in Mongolia and owns or controls exploration rights covering approximately 128,000 square kilometres in central and southern Mongolia, where additional copper, gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.

Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions, are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, geological or mechanical difficulties affecting the company’s planned drilling, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.